FOR IMMEDIATE RELEASE

				     September 5, 1996
				     For more information contact:
				     Erin Ibele - (419) 247-2800
				     Ed Lange - (419) 247-2800


		      HEALTH CARE REIT, INC. ANNOUNCES
	     PURCHASE OF 1,575,800 SHARES OF COMMON STOCK
	       BY COHEN & STEERS CAPITAL MANAGEMENT, INC.


Toledo, Ohio, September 5, 1996....Health Care REIT, Inc. (NYSE/HCN) announced it is filing a prospectus supplement for an offering of 1,587,800 shares of Common Stock with the Securities and Exchange Commission. In connection with the offering of shares, 1,575,800 shares have been purchased by Cohen & Steers Capital Management, Inc. for its clients.

"We are pleased to welcome Cohen & Steers as our largest institutional shareholder," stated George L. Chapman, President of Health Care REIT, Inc. Mr. Chapman added, "The confidence displayed by Cohen & Steers marks a significant event for the Company and advances its goal of achieving broader institutional market support."

The offering is being underwritten by Alex. Brown & Sons Incorporated. Proceeds derived from the offering will be used to invest in additional health care properties.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust which invests in health care facilities, primarily nursing homes, assisted living facilities, retirement centers and specialty care hospitals. The Company has investments in 125 health care facilities in 28 states and has total assets of approximately $434 million.